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                                                                      EXHIBIT 17

                                                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of InterOil Corporation (the "Corporation") will be held in the Sheraton Centre Hotel, 123 Queen Street West, Toronto, Ontario on June 25, 2003 at the hour of 10:30 a.m. (Toronto, Canada time) for the following purposes:

1. To receive and consider the annual report and the financial statements of the Corporation for the year ended December 31, 2002, together with the report of the auditors thereon;

2.       To elect the directors of the Corporation;

3. To appoint auditors and authorize the directors to fix their remuneration;

4. To consider, and if deemed advisable, approve a stock option plan for the Corporation;

5. To consider, and if deemed advisable, approve an amendment to the Corporation's articles;

6. To consider and, if deemed advisable, pass a resolution approving the issue of options to Phil E. Mulacek, director of the Corporation;

7. To consider and, if deemed advisable, pass a resolution approving the issue of options to Christian M. Vinson, director of the Corporation;

8. To consider and, if deemed advisable, pass a resolution approving the issue of options to Roger N. Grundy, director of the Corporation;

9. To consider and, if deemed advisable, pass a resolution approving the issue of options to Gaylen J. Byker, director of the Corporation;

10. To consider and, if deemed advisable, pass a resolution approving the issue of options to G. Michael Folie, director of the Corporation;

11. To consider and, if deemed advisable, pass a resolution approving the issue of options to Edward Speal, nominee as director of the Corporation; and

12. To act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment thereof.

         Information concerning the election of directors, the appointment of auditors and the amendment to the articles can be found in the attached management information circular (the "Information Circular"). The full text of the proposed stock option plan can be found in Appendix "A" to the Information Circular.

         If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed FORM OF PROXY AND VOTING FORM in the self addressed envelope enclosed so as to arrive not later than 9:00 a.m. local time (at the address marked on the pre-addressed

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envelope) on June 23, 2003 or if the meeting is adjourned, 48 hours (excluding
Saturdays and holidays) before any adjourned meeting.

         Shareholders should note that the envelopes are addressed to either Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 (for shareholders whose shares are on the North American register) or Computershare Registry Services, Level 3, 60 Carrington Street, Sydney, NSW, 2000, Australia (for shareholders whose shares are on the Australian or Papua New Guinea register).

         DATED this 9th day of May, 2003.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          (signed) Phil E. Mulacek
                                          --------------------------------------
                                          Phil E. Mulacek
                                          Chairman and Chief Executive Officer